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    Filed by Visual Data Corporation and Entertainment Digital Network, Inc.

                Pursuant to Rule 425 under Securities Act of 1933
                 and Deemed Filed Pursuant to Rule 14a-12 of the
                       Securities and Exchange Act of 1934

              Subject Company: Entertainment Digital Network, Inc.
                 Commission File No. of Filing Person: 000-22849

For Immediate Release
June 4, 2001

                   VISUAL DATA TO PROCEED WITH ACQUISITION OF
                      REMAINING 49% OF ITS EDNET SUBSIDIARY

Pompano Beach, FL - June 4, 2001 - Visual Data Corporation (Nasdaq: VDAT), a media company specializing in the production and distribution of video and audio for broadband, narrowband and wireless applications, today reported the signing of a merger agreement that specifies the terms under which the Company will acquire the remaining 49% of its subsidiary, Entertainment Digital Network, Inc. (Ednet) (OTC BB: EDNT).

Both the Board of Directors of Visual Data and the Board of Directors of Ednet have approved revised acquisition terms that provide for holders of Ednet capital stock to receive 1 (one) share of Visual Data common stock in exchange for every 10 (ten) shares of the capital stock of Ednet. Additionally, every 10
(ten) Ednet outstanding options or warrants will be converted into 1 (one) option or warrant of Visual Data. The transaction is subject to the approval of Ednet's shareholders.

ABOUT EDNET

Entertainment Digital Network, Inc. (www.ednet.net) develops and markets integrated systems for the delivery, storage, and management of professional quality digital communications for media-based applications, including audio and video production, for the U.S. entertainment, advertising, newsroom and public relations industries. Ednet also produces live audio and video streaming broadcasts over the Internet and provides digital communication lines for transporting the media back to its servers and distribution partners for live streaming over the Internet.

ABOUT VISUAL DATA CORPORATION

Visual Data Corporation is a leading full service broadband media company that enables businesses to market their products through various channels including print, television and the Internet. Visual Data's extensive video libraries and media offerings (HTTP://WWW.VDAT.COM) cover a wide range of topics, including travel, golf, leisure activities, medicine and healthcare and business, corporate and financial information.

Visual Data Corporation ("VDAT") and Entertainment Digital Network, Inc. ("EDNET") will file a proxy statement/prospectus with the Securities and Exchange Commission on the Form S-4 Registration Statement. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. The proxy statement/prospectus will be made available to all shareholders of EDNET, at no expense to them. The proxy statement/prospectus will also be available for free at the Commission's web site at

EDNET and certain other persons named below may be deemed to be participants in the solicitation of proxies of EDNET stockholders to approve the merger of VDAT and EDNET.

The participants in the solicitation may include the directors and executive officers of EDNET, who may have an interest in the transaction, including as a


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result of holding stock or options of EDNET. A detailed list of the names and interests of EDNET's directors and executive officers is contained in EDNET's Form 10-KSB, which may be obtained without charge at the Commission's web site at

Certain of the officers, directors, and employees of EDNET named above may become officers, directors, or employees of VDAT following the merger. In addition, certain of the directors, officers, or employees may have employment or severance agreements that will be modified or affected as a result of the merger.

Except as discussed above, to the knowledge of EDNET, none of the directors, executive officers or employees of EDNET named above has any interest, direct or indirect, by security holdings or otherwise in the solicitation.

Forward Looking Statements

VDAT plans to file a Registration Statement on SEC Form S-4 in connection with the merger and EDNET. EDNET expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about VDAT, EDNET, the merger and related matters. Investors and security holders will be able to obtain copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at In addition to the Registration Statement and the Proxy Statement/Prospectus, VDAT and EDNET file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. EDNET, its directors, executive officers and certain members of management and employees may be soliciting proxies from EDNET's stockholders in favor of the adoption of the merger agreement. A description of any interests that EDNET's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

This press release contains forward-looking statements regarding future events or the future financial performance of VDAT and EDNET. Actual events, or results, may differ materially from those in the forward-looking statements due to a number of risks and uncertainties, including assumptions about future events based on current expectations, planned business development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, marketing efforts, anticipated demand for new offerings from markets that VDAT is entering, future business performance and outlook. Among the important factors that could cause actual events to differ materially from those in the projections or other forward-looking statements are potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, risks associated with business conditions and the general economy; changes in business choices and business partners; competitive factors; sales and marketing execution; shifts in technologies or market demand, volatility of stock price, financial risk management, and future growth subject to risks. Additional information covering factors that could cause results to differ materially from projected statements can be found in VDAT's and EDNET's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-KSB and 10-QSB, for a discussion of these and other important risk factors facts (?) concerning VDAT and EDNET and their respective operations.

Press Contacts:

BARRY A. ROTHMAN
VISUAL DATA CORPORATION
954-917-6655
BROTHMAN@VDAT.COM